THIS AGREEMENT entered into this 30th day of November

BETWEEN:

DRC RESOURCES CORPORATION
601 - 595 Howe Street
Vancouver, BC
V6C 2T5

(hereinafter called “the Company”)

AND:

F. BOISVENU DRILLING LTD.
615 - 4th Avenue
New Westminster, BC
V3M 1S5

(hereinafter called “the Contractor”)

WHEREAS:

A.
The Company requires an underground diamond drilling program (“the Work”) to be commenced in January 2005 and carried out in co-ordination with the excavation and development of an exploration access decline by Procon Mining and Tunnelling Ltd. (“Procon”) on the Company’s Afton Copper-Gold Project located near Kamloops, BC;

B.
The Contractor represents that it has the manpower and equipment available to and capable of carrying out the Work, is prepared to commence drilling in January 2005 and to perform diamond drilling to the specifications required by the Company on the terms and conditions hereinafter contained.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT:

1.0	The Work

1.1	The Company anticipates that the Work will consist of drilling up to 20,000 metres, but does not guarantee that a minimum or any amount of drilling will be done.

1.2
The Contactor will supply a Hydracore 2000 75 HP Electric drill and a Hydracore 3000 125 HP Electric drill, together with all necessary associated equipment, diamond bits and labour to perform the Work at the rates set out in section 2 hereof and upon the other terms and conditions of this Agreement. The drills and related equipment to be supplied by the Contractor shall have the ability to drill holes up to 3,500 feet in length of NQ2 size core. No further cost of mobilization will be chargeable to the Company should alternate equipment be required. All equipment must meet all requirements of the Mines Act.

1.3
The Contractor shall supply labour required for conduct of the Work and shall bear the cost of diamond wear and loss and all other operating expenses incurred in carrying out the Work, unless otherwise expressly hereinafter provided. .

1.4
The Contractor will throughout the conduct of the Work ensure that its drill crews consist of fully qualified and competent workers and, prior to commencement of the Work, will provide the Company with evidence that:

1.4.1	the drill Crews have basic first aid certification, and
1.4.2	have attended a basic mine rescue and emergency evacuation course at the Contractor’s cost.

1.5
The Contractor will upon mobilization and from time to time thereafter when changes in personnel occur, provide the Company with a list of the persons and each of their resumes showing relevant experience of the Drill Crew members.

2.0	Schedule of Rates

2.1	Mobilization and Demobilization

The Company will pay a single charge of $1,800.00 to cover all the Contractor’s costs to move its drills and related equipment, supplies and personnel from its base of operations in Delta, BC to the truck unloading point at the Work site and, on completion of the Work to return same from the Work site truck loading point to Delta, BC.

2.2	Drilling Rates ($CDN)
NO2
From (depth)	To (depth)	Price per Foot
0 feet	500	$14.50
500 feet	1,000feet	$15.50
1000 feet	1500 feet	$16.75
1500 feet	2000 feet	$18.25
2000 feet	2500 feet	$20.50
2500 feet	3000 feet	$22.50
3000 feet	3500 feet	$24.75
From to a Depth of

The above rates are for angles between +40 to -90 degrees. For drilling at angles between +40 and +90 degrees, each of the above rates will be increased by $1.00 per foot.

2.3	Field Cost Rates ($CDN)

When work is carried on under field cost conditions, the following rates apply:

Labour $34.00 per hour*
Drill and pump $22.50 per hour
Materials Cost plus 10%*

PROVIDED and it is understood that:
2.3.1	Drill mud, lubricants and chemical additives as well as grout and cement used in the hole will be charged at cost,
2.3.2	Lubricants used on the drill and pumps are included in the cost per foot,
2.3.3	Standby rates are limited to Labour costs as specified in section 7.0,
2.3.4	There will be no additional charge for Drills and Pumps, and
2.3.5	All field cost portions of the Work must be approved in writing by the Company representative prior to the same being commenced.

2.4	Setup and Teardown

Setup from first mobilization and teardown to point at mobilization and from the last point of demobilization for the entire project will be at field cost rates limited to 16 hours which will be 50% to the contractors account and 50% to the Companies account.

2.5	Moves Between Holes

Moves between setups and between Diamond Drill bays are at the Contractor’s cost and included in the cost per foot rate.

2.6	Surveys

The Contractor will perform in-the-hole surveys utilizing the Company’s in-the-hole survey device. Charges for the survey will be limited to the field cost rate for labour only.

Charges for grouting and cementing of holes will be limited to the field cost rate for labour only.

2.7	Core

The drilling shall be conducted so as to provide maximum core recovery with every reasonable precaution taken to prevent crushing or grinding of core and deviation of hole.

All cores recovered by the Contractor shall be delivered to the Company. The core will be delivered to surface by the Contractor, carefully packed, washed, and placed in core boxes provided by the Company. The boxes will be clearly marked as to hole number and footage as well as marker blocks clearly showing the given distance at the end of a drill run as well as providing markers for lost core, faults, etc. The location and extent of faults, water and any other unusual condition must also be clearly recorded on the daily shift report.

2.8	Casing

When pipe, casing, diamond set articles or casing shoes are lost or left in a hole on the instructions of the Company’s representative, the Company will pay the Contractor for such materials at cost plus 10%, provided that, if casing or articles described as drill tools in subsection 2.9 are not in new or near new condition, the replacement cost payment will be at a discounted rate mutually agreed by the Company and Contractor, based on the wear condition of the items lost or left in the hole on instruction of the Company representative.

2.9	Drill Tools

Drill rods, core barrels, core bits, reaming shells, casing shoes and other down-hole tools lost or damaged in holes, without negligence on the part of the drill crew during a period when work is being performed at field cost rates, will be chargeable by the Contactor at field cost rates, provided that, if casing or articles described as drill tools in subsection 2.9 are not in new or near new condition, the replacement cost payment will be at a discounted rate mutually agreed by the Company and Contractor, based on the wear condition of the items lost or left in the hole on instruction of the Company representative.

2.10	Hole Direction and Completion

A layout design sheet with written instruction and a typical section, hole number depth, azimuth and direction and any specific instructions will be provided to the Driller/Foreman. These sheets will be signed by both Company and Contractor. The Company representative will be called upon to check the hole location and Azimuth and dip before each new hole is started. Under no circumstances will the Contractor be permitted to change the location, Azimuth and depth without the prior written permission of the Company. Any footage drilled in error by the Contractor will be for the Contractors account.
The Company shall check the angle and direction of each hole in order to ensure that the hole is being started at the required angle and in the required direction. The Contractor assumes no responsibility for any deviation that may occur in a hole beyond the collar other than by the utilization of equipment that is good mechanical condition and good drilling practices.

The measurement of all holes shall be taken from the top of the casing or standpipe, as the case may be.

In the event that cavities or loose caving materials or artesian water are encountered of a nature as to prevent the successful completion of any hole, the Contractor does not, under such conditions, guarantee to drill to a predetermined depth, and in the event that it becomes necessary to abandon the hole, the Company agrees to pay for such uncompleted holes at that rate herein specified for all footage completed.

2.11	Hole Stabilization

The use of a hexagonal core barrel is included in cost per foot.

The stabilization of any hole because of caves will be charged by the Contractor at field cost rates.

Lubricants, greases, chemical additives and mud supplied and used by the Contractor as in-the-hole additives will be charged at cost.

Oils and grease used in lubrication of the drills and pumps is included in the cost per foot rate.

Delays to the drilling operation in connection with reaming through casing, cementing other than grouting or cementing completed holes or delays in connection with the encounter of artesian water will be chargeable to the Company at field cost rates.

Field cost rates will be chargeable for hole stabilization operations only if the Company representative has given the Contractor prior written acknowledgement that abnormal drilling conditions have been encountered.

2.12	Resetting Holes

If the resetting of a hole is due to a design change signed by the Company representative, all time to reset a hole will be charged at field cost rates for crew and drill.

If resetting of a hole is due to error or negligence on the part of the Contractor, all resulting costs are for the Contractor’s account.

3.0	Daily Travel

Daily travel to and from the Work site will be at the Contractor’s own expense.

4.0	Room and Board

The Contractor will supply room and board for its crew, if required, at no charge to the Company.

5.0	Site Services

5.1	The Company will at its cost supply:

5.1.1	a sufficient quantity of water for normal drilling operations,
5.1.2	a sufficient quantity of electricity will be supplied to the drill site
5.1.3	mobile aid in moving from portal to first drill station, between stations and from last station to the portal,
5.1.4	underground transportation,
5.1.5	mine lamps, and
5.1.6	a shift boss.

5.2	The Contractor will at its cost (i.e. included in the per foot price) supply:
5.2.1	electrical cable to the drill without charge,
5.2.2	all necessary setup timbers and wedges,
5.2.3	drill stations of the minimum size per the sketch provided by the Contractor for 7’6” pull,
5.2.4	surface transportation, if required, for all his personnel, and
5.2.5	any electrical switch gear required for hook up to the drill.

6.0	Work Schedule

6.1	The Contractor will operate two (2) shifts, eleven (11) hours per day each, seven days per week, per drill, as required.

6.2	should a Christmas shutdown be requested by the Contractor, it will be at the Contractor’s cost. The Company reserves the right to order a Christmas shutdown at no cost to it.

6.3
The Contractor shall co-ordinate its work schedule with the Work site representative of Procon, so as to ensure that the Contractor’s activities do not interfere unreasonably with Procon’s conduct of the decline excavation and related development work. The costs arising from unnecessary delays in access sharing or resulting from the Contractor’s failure to timely co-ordinate and arrange its schedules shall be solely for the cost of the Contractor.

7.0	Standby

7.1
Standby delays caused or ordered by the Company will be chargeable to the Company at the field cost rates up to a maximum of 8 hours per man per shift and 8 drill hours per shift. The cost of all other delays resulting from occurrences such as mechanical breakdown, shortage of supplies or materials, tools or drill crew will be the Contractor’s sole responsibility.

7.2
Standby delay will be deemed to include waiting for moving orders, waiting for blasting, waiting for air, water or electricity, inaccessibility to the site because of road or weather conditions, or waiting for air.

7.3	Standby charges rate will be limited to field cost Labour rates as provided in subsection 2.3.

8.0	Security

The Contractor will not disclose to any person any information regarding the drill results, nor permit any person other than the Company’s accredited representative access to any drill core, except with the prior written permission of the Company’s representative.

The Contractor and each of its employees will sign the form of confidentiality agreement supplied by the Company. No employee of the Contractor will be permitted access to the Work site unless he has signed the Company’s required form of confidentiality agreement.

9.0	Discipline

The Contractor shall at all times enforce strict discipline and maintain good order among its employees, and shall not retain on the work any unfit person or anyone not skilled in the work assigned him.

Any employee of the Contractor who is objectionable or unsatisfactory to the Company shall be removed from the Work and replaced by an employee satisfactory to the Company.

10.0	Insurance

The Contractor shall, during the performance of this Contract, maintain insurance that will protect it and the Company from all claims of damage for personal injury, including death resulting therefrom, and from claims for property damage resulting from activities of the Contractor under this contract, in an amount of $5,000,000 inclusive for all liabilities for any one accident or occurrence. The Contractor shall ensure that all its owned and non-owned motor vehicles that come on the Work site are insured against liability for personal injury and property property damage for a minimum of $2,000,000 such insurance coverage.
The Contractor shall be liable at all times for damage to or destruction of the Contractor’s materials and supplies, regardless of how such damage or destruction occurs. The Company shall be under no liability or obligation to reimburse the Contractor for any such loss, unless such loss or damage is caused by the gross negligence of the Company, its agents or employees and such loss or damage is not caused or contributed to by the negligence of the Contractor, its agents or employees.

The Contractor will prior to commencing the Work provide the Company with an insurance cover note or other proof of insurance naming the Company as an additional insured under the Contractor’s general liability insurance policy.

11.0	Workers’ Compensation

The Contractor shall and covenants to pay all levies, premiums and assessments required to maintain itself in good standing with the Workers’ Compensation Board and, in particular, with respect ot all its employees engaged in carrying out the Work to be performed under this Agreement. The Contractor shall indemnify and save the Company harmless from any claims, suits, or demands of any other person for loss or damage arising out of the Contractor’s activities under this Agreement. The Contractor warrants that there are no monies due and owing to the said Board and shall provide the Company, prior to commencing the Work and thereafter upon request and from time to time when required, with a letter of good standing from the said Board certifying that there are no monies due and owing to the said Board by the Contractor in respect of work performed or to be performed under this Agreement.

12.0	Sanitation and Environment

During the course of the Work, the Contractor shall at all times keep the Work site and the Company’s premises thereon free from any accumulation of waste material and rubbish, and upon completion of the Work, shall remove all tools, scaffoldings, surplus materials and rubbish and leave the Work site and Company premises in a clean condition.

13.0	Dispute Resolution

13.1
In the event the Contractor disputes a ruling or decision of the Company’s representative concerning any technical issue involving costs in excess of $1,000, the Contractor may, by notice in writing specifying the exact nature and details of the matter in dispute, require the issue to be referred to an independent professional engineer (“referee”) mutually acceptable to the Contractor and the Company.

13.2	The referee shall render his decision to the parties in writing within 14 days of receiving the reference together with a statement of his account for services.
13.3	The decision of a referee shall be binding on both parties.
13.4	The cost of a referee will be shared equally between the parties.

13.5	In the event the parties fail to agree upon a referee or a dispute is referred to a court of law, the parties attorn to the jurisdiction of the courts of the Province of British Columbia.

14.0	Termination

14.1
The Company may terminate this Agreement at any time upon written notice, in which case the Company shall be liable to pay the Contractor only for that part of the Work satisfactorily completed to the date of termination as aforesaid.

14.2
The Contractor may terminate this Agreement should its fulfillment be rendered impossible because of the unavailability of materials and supplies or inability to secure labor due to restrictions or causes beyond the Contractor’s control, provided that in such case the Contractor shall not be liable for any loss or damage directly or indirectly suffered by the Company by reason of exercise of such right or termination.

15.0	Assignment

The Contractor shall not assign its rights or obligations under this Agreement without the prior written consent of the Company.

16.0	Notice

Any notice required or permitted to be given hereunder by either party shall be in writing and shall be sufficiently given when delivered to the representative of a party at the Work site or to the party to whom it is directed at the address of such party hereinbefore set out or such other address of which written notice may be given from time to time or, if sent by registered mail, such notice will be deemed to have been given forty-eight (48) hours after the posting thereof in any Government Post Office in the Province of British Columbia.

17.0	Force Majeure

If either party shall be prevented or delayed from performing any of the obligations to be performed hereunder by reason of force majeure, that is to say, by reason of Act of God, strike, threat of imminent strike, fire, flood, war insurrection or riot, mob violence, or requirement or regulation of government which cannot be overcome by reasonable and lawful means and the use of the facilities normally employed in performing such obligation, then and in any such event, and so often as the same shall occur, any such failure to perform shall not be deemed a breach of this Agreement and the performance of any such obligation shall be suspended during the period of disability, it being understood that if such situation persists more than 14 days, either party may thereupon terminate this Agreement. The parties agree to use all due diligence to remove such causes of disability as may occur from time to time.

18.0	GST

The Contractor warrants that he is registered under the Goods and Services Tax Act. All prices and charges under this contract are without GST which will be added as a separate amount on each billing.

19.0	Invoicing and Payment for Work

19.1
The Contractor shall submit its invoices twice monthly. Payment is due in full upon receipt of duly supported invoices. The Contractor shall have the right to charge interest at 1 1/2% per month, compounded annually, on all amounts outstanding more than 45 days from the date of the invoice.

19.2	Each invoice of the Contractor shall be supported by copies of the Contractor’s daily record for each day’s drilling included in the invoice.

19.3
The contractor agrees to provide a daily record of the previous day’s drilling. The Contractor’s daily record for each 24 hours drilling period shall contain a detailed description of all footage drilled, faults, water and other problems encountered and be signed by the Company representative.

19.4	The Company representative will forthwith on receipt review and, if in order, sign the Contractor’s shift reports, which will form the basis for payment.

19.5	Failure of the Contractor to provide a daily record will result in failure of payment for the period in question pending investigation and resolution.

19.6	Prior to commencing the Work, the Contractor will provide the Company a specimen of the Contractor’s standard form of daily record.

20.0	Time of Essence

Time shall be considered to be of the essence in this Agreement and no extensions of time granted by the Company to the Contractor shall be construed as a waiver of this provision unless expressly stated in writing to be such.

21.0	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns, as the case may be.

THIS AGREEMENT MAY BE ALTERED ONLY BY WRITTEN CONSENT OF BOTH PARTIES HERETO:

IN WITNESS WHEREOF the parties have hereunto set their hands and seals or have caused their corporate seal(s) to be affixed in the presence of their proper officers duly authorized in that regard the day and year first above written.

AGREED TO BY:

DRC RESOURCES CORPORATION     F. BOISVENU DRILLING LTD.

________________________________  ______________________________
Signature          Signature

________________________________  ______________________________
Name             Name

________________________________  ______________________________
Position        Position